Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED MARCH 28, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend

Declaration of Dividend

On March 28, 2018, the Manager of the Company declared a daily distribution of $0.0019178082 per share (the “April 2018 Daily Distribution Amount”) (which equates to approximately 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on April 30, 2018 (the “April 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2018 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.